SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closing price:

NETC4: R$28.00/share (BM&FBOVESPA)

NETC: US$13.99/ADR (Nasdaq)

Total number of shares: 342.963.601

Market Value: R$9.6 billion

2012 Earnings Release

São Paulo, February 12, 2013 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice, in association with Embratel (“NET Fone via Embratel”), announces today its results for the fourth quarter(“4Q12”) and for the fiscal year ended  2012 .

During 2012,  the Net, the leader Company  in providing pay TV service in Brazil, also conquered the first position in the residential broadband market among all fixed line operators in Brazil.

In 2012, we continued to obtain excellent results with our accelerated growth strategy and focus on the quality of services provided. The Pay TV base ended the year with 5,381 thousand clients, 13.8%  more than in 2011. The Broadband base closed the year with 5,498 thousand clients, up 28.9%  on 2011. The number of telephone  lines in service at the end of 2012 was 4,977 thousand lines, 29.5%  bigger than 2011

In November 2012, the National Telecommunications Agency - Anatel has granted permission to the Company to provide the Service Conditional Access (SEAC), through acts of conversion of the existing cable and MMDs licenses for the new service. The authorization of SEAC is nationwide that permits the Company operating in any location of the Brazilian territory. Because of this, after complying with all legal requirements, the Company began to offer cable TV service in 44 new cities, distributed in the states of São Paulo (São Paulo, Paraíba Valley and other cities), Rio de January (Baixada Fluminense, Niterói and São Gonçalo), and capitals and metropolitan regions of North and Northeast (Recife, Salvador, Sao Luis and Belem). By the end of 2013, NET expects to double the number of cities with the full portfolio of products.

During 2012, Embrapar agreed with Globo Comunicação e Participações SA ("Globo") the terms and conditions of a restructuring of shareholdings held by Embrapar, its subsidiary Embratel and Globo in the capital of the Company and of the GB Empreendimentos e Participações S.A.(GB). The implementation of this restructuring  initiated through the partial spin-off of GB for an existing entity, the EG Participações S.A. ("EG"), whose controlling shareholder still held by Embrapar and Globo participates as a minority shareholder. Thus, the GB now holds 89,446,769 common shares and 223,080,448 preferred shares issued by the Company, representing 78.15% of its voting capital and 97.63% of non-voting capital and EG now holds 14,080,704 common shares of the Company, representing 12.30% of its voting capital.

FINANCIAL STATEMENTS (UNAUDITED)

Net Serviços de Comunicação S.A.
Consolidated income Statements	4Q12	4Q11	12M12	12M11
(R$ thousands)
Net revenues	2,144,264	1,787,729	7,939,196	6,695,885
Operating costs	(1,023,447)	(833,338)	(3,879,791)	(3,223,455)
Selling, general and administrative expenses	(477,637)	(415,808)	(1,828,142)	(1,530,604)
EBITDA	643,180	538,583	2,231,263	1,941,826
EBITDA margin	30.0%	30.1%	28.1%	29.0%
Depreciation and amortization	(355,493)	(283,368)	(1,298,080)	(1,061,896)
Net exchange and monetary variation	(121,814)	(30,751)	(226,746)	(135,064)
Finance expenses	51,027	(57,244)	(205,199)	(339,215)
Finance income	30,520	41,666	130,345	173,793
Income before tax	247,420	208,886	631,583	579,444
Tax	(105,901)	(90,729)	(237,881)	(206,271)
Net income	141,519	118,157	393,702	373,173

EBITDA does not represent an accounting item or cash flow for the periods in question, and should not be considered an isolated indicator of operating performance. It does not represent a number accounting, companies can do specific interpretations and, the definition of EBITDA may not be comparable with the calculation of EBITDA by other companies. O EBITDA disclosed by Net was calculated in accordance with CVM Instruction 527/12.

Net Serviços de Comunicação S,A,
Consolidated Balance sheet on December 31,
(R$ thousands)
	2012	2011		2012	2011
Assets			Liabilities
Total current assets	1,157,326	1,621,495	Total current liabilities	2,619,751	1,856,970
Total non-current assets	8,601,854	7,303,905	Total non-current liabilities	2,557,888	2,880,591
			Equity	4,581,541	4,187,839
Total Assets	9,759,180	8,925,400	Total Liabilities and	9,759,180	8,925,400

Net Revenue grew by 19.9%, from R$1,787.7 million in 4Q11 to R$2,144.3 million in 4Q12. In the last 12 months the increase was 18.6%, totaling R$7,939.2 million in 2012  against R$6,695.9 million in 2011, chiefly driven by the expansion of the subscriber base.

Operating Costs totaled R$1,023.4 million in 4Q12, an increase of 22.8%  up on the 4Q11 figure of R$833.3 million, and R$3,879.8 million in the full year, 20.4%  more than the R$3,223.5 million posted in 2011, mainly due to business growth.

Selling, General and Administrative Expenses (SG&A) stood at R$477.6 million in 4Q12,  14.9%  up on the R$415.8 million recorded in 4Q11. Closed the year at R$1,828.1 million, 19.4%  higher than the 2011 total of R$1,530.6 million, also driven by business growth.

EBITDA (earnings before interest, income taxes including social contribution on net income, depreciation and amortization) stood at R$643.2 million in 4Q12, with an EBITDA Margin of 30.0%, a 19.4%  improvement over the 4Q11 figure of R$538.6 million. In annual terms, EBITDA moved up by 14.9%  in from R$1,941.8 million to R$2,231.3 million in 2012,  recording a 28.1%  EBITDA Margin against  29.0% in 2011.

The Company closed 4Q12  with Net Income of R$141.5 million versus R$118.2 million in the same period of 2011. In 2012 as a whole, net income came to R$393.7 million, compared to R$373.2 million in 2011, up by 5.5%.

Financial expenses in 4Q12, a positive net value in the amount of R$51.0 million, are impacted primarily by the reversal of provisions related to the taxation of interest on old debt in foreign currency and the update of liability in legal disputes concerning copyright

Company’s total annual capex stood at R$2,593.4 million in 2012, an increase of 56.2%  up on the 2011,  which was mainly allocated to house installations, quality of services provided, expansion of network capacity and technologic improvements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 12, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.